Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

May 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jeff Long

Re:	The Registrants (the “Registrants”) and Fund (the “Funds”) Listed in Annex A

Dear Mr. Long:

On behalf of the Registrants,1 we are filing this letter to respond to the comments you delivered by telephone on March 24, 2022 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of the Funds’ annual reports to shareholders filed on Form N-CSR, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the comments of the Staff have been included herein.

1.    Comment (Western Asset Mortgage Opportunity Fund Inc.): The Fund offers securities on a delayed or continuous basis pursuant to a registration statement on Form N-2. As an “A.2 Qualified” registrant, the Fund is permitted to use forward incorporation to include information in the registration statement. Form N-CSR Item 4 of Form N-2 requires financial highlights for the past ten fiscal years. However, the Fund’s annual report on Form N-CSR includes only five years of financial highlights. Please include financial highlights for the sixth through tenth past fiscal years into the registration statement either by amending the annual report on form N-CSR or by filing a supplemental prospectus under Rule 424(b) .

Response: The Registrant advises the Staff that, on behalf of the Fund, it will file a supplemental prospectus under Rule 424(b) containing the requested financial highlights.

2.    Comment (ClearBridge Large Cap Value Fund): In a response to comments delivered by the Staff in 2019, the Registrant stated that certain disclosure regarding the Fund’s fulcrum fee would be added to the Fund’s prospectus in the form of an explanatory footnote to the fee table and additional risk disclosure in the section titled “More on fund management – Management fee.” It does not appear that such disclosure was added. Please include such disclosure in the future.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the applicable Registrant listed beside the name of such Fund in Annex A.

Response: The Registrant advises the Staff that the previously discussed disclosure was unintentionally omitted from the Fund’s prospectus and will be added to the next annual update of the Fund’s prospectus.

3.    Comment (ClearBridge Large Cap Growth Fund): The Fund is classified as “diversified company” within the meaning of Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). Noting that securities of issuers representing over 5% of the value of the Fund’s total assets constituted over 25% of the value of Fund’s total assets as of November 30, 2021, please describe how the Fund satisfies the diversification requirement under the 1940 Act.

Response: The Registrant advises the Staff that the securities of issuers representing over 5% of the value of the Fund’s total assets as of November 30, 2021 constituted less than 25% of the value of Fund’s total assets at the time such securities were acquired. The Registrant further advises that the total value of such securities exceeded 25% of the value of Fund’s total assets as of November 30, 2021 due to appreciation in the value of such securities after they were acquired by the Fund.

4.    Comment (ClearBridge International Growth Fund): The Fund is classified as a “non-diversified company” within the meaning of Section 5(b)(1) of the 1940 Act. However, it appears that the Fund has been operating as a diversified company for over three years. If that is correct, please confirm that the Fund will obtain shareholder approval before reverting to operating as a non-diversified company.

Response:    The Registrant acknowledges that the Fund has operated as a diversified company for over three years and confirms that it will obtain shareholder approval before operating the Fund as a non-diversified company. The Registrant intends to identify the Fund as a diversified company in the next annual update of the Fund’s prospectus.

5.    Comment (Western Asset High Yield Fund): The Fund made distributions constituting return of capital in the fiscal years ended May 31, 2020 and 2021. In addition, in the Fund’s Form N-CEN for the period ended May 31, 2021, Item B.23 indicates that the company did not pay any dividend or make any distribution in the nature of a dividend payment required to be accompanied by a written statement pursuant to Section 19(a) of the Act and Rule 19a-1 thereunder. Please confirm that the distributions referenced above were made in compliance with Section 19(a) of the 1940 Act.

Response: The Registrant confirms that the distributions by the Fund in the fiscal years ended May 31, 2020 and 2021 were made in compliance with Section 19(a) of the 1940 Act. Section 19(a) and Rule 19a-1 generally require a registered investment company to accompany dividend payments to shareholders with a written statement indicating what portion of the payment was made from net income, undistributed net profits or paid-in capital, if any portion of the payment is derived from any source other than net income. Recognizing that specific sources of each distribution may not be definitely determined until the end of the company’s fiscal year, Rule 19a-1(e) provides that a registered investment company is to “reasonably estimate” those sources and if any

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such estimate is subsequently ascertained to be inaccurate in a significant amount, the company is required to make a correction by a written statement pursuant to Section 19(a) or in the first report to shareholders following discovery of the inaccuracy.

The Fund declares dividends from any net income daily and pays them monthly. At the time each distribution was made during the fiscal years ended May 31, 2020 and 2021, the Fund, in accordance with Rule 19a-1(e) and related SEC statements, used its reasonable best estimate to determine the source of the dividends to be paid. The Fund’s estimate was that applicable distributions would be solely distributions of net income. After tax calculations were completed at the end of each of the fiscal years ended May 31, 2020 and 2021, due to losses from the Fund’s currency exposure, a portion of the Fund’s dividends was identified as return of capital. In accordance with Rule 19a-1(e), the Fund disclosed the reclassifications in the Fund’s annual shareholder reports for fiscal years ended May 31, 2020 and 2021. The Fund also filed a Form 8937, reflecting the return of capital, which is accessible to shareholders from “Tools & Resources—Tax Center” of the Fund’s website.

6.    Comment (Western Asset Managed Municipals Fund, Western Asset Intermediate-Term Municipals Fund): The Funds’ annual reports on Form N-CSR disclose purchase and sale transactions made in accordance with Rule 17a-7 under 1940 Act. In future filings, please also disclose the aggregate gain or loss realized in connection with such transactions. See FASB ASC 850-10-50.

Response: The Registrant advises that as disclosed within Note 2, the Registrant’s Rule 17a-7 transactions involve short-term variable rate demand obligations purchases and sales. These instruments are generally purchased and sold at par and, therefore, each Fund has not realized gain or loss in such transactions. There were also long-term bond 17a-7 purchase transactions during the period for each Fund. The Registrant advises that if a Fund were to realize any gain or loss in Rule 17a-7 transactions, those gains or losses would be disclosed.

7.    Comment (Western Asset Middle Market Income Fund Inc.): Footnote 2 to the financial highlights in the Fund’s annual reports on Form N-CSR refers to reimbursement from the fund accounting agent for an NAV error. Please supplementally describe the circumstances that led to the NAV error and the amount of the error. Please also describe the steps taken in an effort to ensure that a similar error will not occur in the future.

Response: The Fund’s NAV was overstated due to an incorrect price applied to the valuation of a bank loan by the Fund’s accounting agent. An incorrect security identifier resulted in the wrong price applied to the security. The error was discovered by management during a review of valuation. The error was between 43-54 bps during the error period. The error resulted in a loss to the Fund of $15,338 due to shares being tendered during the error period, which was reimbursed by the accounting agent. The Registrant has been advised by the accounting agent that it has reinforced and enhanced controls in place to detect this type of error including enhanced security master controls and day over day price reviews.

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8.    Comment (Western Asset Global High Yield Bond Fund): Footnote 4 to the financial highlights for Class C1 shares in the Fund’s annual reports on Form N-CSR refers a payment by an affiliate to reimburse for an NAV error. Please supplementally describe the circumstances that led to the NAV error and the amount of the error. Please indicate whether the error affected only Class C1 shares. Please also describe the steps taken in an effort to ensure that a similar error will not occur in the future.

Response: The Registrant advises the Staff that the error was discovered during a routine review of invoices that a financial intermediary had incorrectly invoiced the Fund for recordkeeping services relating to client accounts maintained on the records of such financial intermediary over an extended period. The error was due to the intermediary failing to change the applicable fee rate for shares that were no longer subject to a contingent deferred sales charge. The matter was disclosed to the Fund’s board, amounts believed to have been incorrectly paid by the Fund during the period were identified, and the Fund was reimbursed for such amounts. Management also did a look-back review of charges incurred by the Fund in connection with recordkeeping services provided by other financial intermediaries and determined this to have been an isolated incident related to one financial intermediary. The total amount reimbursed to the Fund in connection with this error was less than $3,500. Due to the relatively small amount of assets invested in Class C1 shares of the Fund, the error was material only with respect that that one class of the Fund.

9.    Comment (Government Portfolio, Liquid Reserves Portfolio, Treasury Reserves Portfolio): The Funds’ manager waived fees and/or reimbursed expenses in an amount equal to the management fees otherwise payable by the Funds during the fiscal year ended August 31, 2021. As the manager is permitted to recapture such waived and/or reimbursed amounts, please confirm that any amounts recaptured by the manager with respect to a Fund would be subject to the lower of the Fund’s expense limitation in effect at the time the fees were earned or the amount waived or reimbursed by the manager.

Response: The Registrant confirms that any amounts recaptured by the manager with respect to a Fund would be subject to the expense limitation in effect at the time the amounts were waived or reimbursed.

10.    Comment (Legg Mason- and ClearBridge-branded Funds): In future filings, please disclose in the Notes to Financial Statements the amounts subject to recapture by year in future years. See FASB ASC 946-20-05-08.

Response: The Registrant advises the Staff that Funds with fee waivers available to recapture in future years do disclose recapture amounts by year. The Legg Mason and ClearBridge branded funds that were reviewed by the Staff only allow for recapture within the fiscal year that fees were waived. Such Funds cannot recapture fees waived in prior fiscal periods.

11.    Comment (Western Asset Intermediate Municipals Fund Inc.): The Financial Highlights in the Fund’s annual report on Form N-CSR express some expense ratios to three decimal places, while others are expressed to two decimal places. In the future, please present this information using a consistent number of decimal places. See Instruction 4 to Item 4 of Form N-2.

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Response: The Fund advises the Staff that this was the result of a printer error. The marker for footnote 9 was improperly formatted in the Edgarized document and appears in the third decimal place. The marker should have been superscript.

12.    Comment (BrandywineGLOBAL – Global Unconstrained Bond Fund): A footnote to the fee table in the Fund’s prospectus states that other expenses for Class A and Class IS shares were restated to exclude fees recaptured pursuant to the Fund’s expense limitation arrangements. Please explain why these fees exclude the recaptured amounts if additional amounts waived or reimbursed by the manager remain available for recapture.

Response: The Registrant notes that Instruction 3(d)(ii) to Item 3 of Form N-1A provides that if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee table, a fund may (A) restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. The Registrant advises the Staff that, because the recapture of fees payable was not expected to be material for the Fund in future periods, these expenses are restated in the fee table of the Fund’s prospectus to reflect the current fees in accordance with Instruction 3(d)(ii) and that the expenses recaptured in the prior fiscal year are disclosed in Footnote 6 to the fee table. In no event will any class’s total annual operating expenses exceed the applicable limit described in the Fund’s prospectus or any other lower limit then in effect.

13.    Comment (9/30 FYE Funds): The Funds’ annual reports on Form N-CSR did not include liquidity risk management program disclosure required by Item 27(d)(6) of Form N-1A.

Response: The Registrant advises the Staff that the requested disclosure will be included in the March 31, 2022 semi-annual reports filed by the Funds.

14.    Comment (ClearBridge Energy Midstream Opportunity Fund Inc., ClearBridge MLP and Midstream Fund Inc., ClearBridge MLP and Midstream Total Return Fund Inc.): The statement of operations in each Fund’s annual report on Form N-CSR presents realized and unrealized gains (loss) net of income tax. However, Item 6-07(70(d) of Regulation S-X indicates that the statement of operations should also present unrealized gain (loss) on a gross basis and should separately state applicable income taxes. Please include this disclosure in future filings.

Response: Each Registrant advises the Staff that the Funds will present unrealized gain (loss) on a gross basis and separately state applicable income taxes in future filings, but notes that there were no income taxes to disclose in the relevant filings.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

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Annex A

Registrant	1940 Act File No.	Fund	Fiscal Year
Western Asset Investment Grade Income Fund Inc.	811-02351	Western Asset Investment Grade Income Fund Inc.	12/31/2021

Legg Mason Partners Money Market Trust	811-04052	Western Asset Government Reserves	8/31/2021

Legg Mason Partners Income Trust	811-04254	Western Asset Oregon Municipals Fund	4/30/2021
		Western Asset Intermediate Maturity New York Municipals Fund	11/30/2021
		Western Asset Municipal High Income Fund	7/31/2021
		Western Asset Short Duration High Income Fund	7/31/2021
		Western Asset Short Duration Municipal Income Fund	2/28/2021
		Western Asset Short-Term Bond Fund	12/31/2021
		Western Asset Global High Yield Bond Fund	12/31/2021
		Western Asset Ultra-Short Income Fund	5/31/2021
		Western Asset Income Fund	7/31/2021
		Western Asset Mortgage Total Return Fund	12/31/2021
		Western Asset Massachusetts Municipals Fund	11/30/2021
		Western Asset Corporate Bond Fund	12/31/2021

Western Asset Municipal High Income Fund Inc.	811-05497	Western Asset Municipal High Income Fund Inc.	10/31/2021

Western Asset Funds Inc.	811-06110	Western Asset Inflation Indexed Plus Bond Fund	12/31/2021
		Western Asset Total Return Unconstrained Fund	5/31/2021
		Western Asset Intermediate Bond Fund	5/31/2021
		Western Asset Core Bond Fund	12/31/2021
		Western Asset Macro Opportunities Fund	10/31/2021
		Western Asset Core Plus Bond Fund	12/31/2021
		Western Asset High Yield Fund	5/31/2021

Legg Mason Partners Variable Income Trust	811-06310	Western Asset Core Plus VIT Portfolio	12/31/2021
		Western Asset Variable Global High Yield Bond Portfolio	12/31/2021

Registrant	1940 Act File No.	Fund	Fiscal Year

Legg Mason Partners Investment Trust	811-06444	ClearBridge Mid Cap Fund	10/31/2021
		ClearBridge Appreciation Fund	10/31/2021
		ClearBridge All Cap Value Fund	9/30/2021
		ClearBridge Small Cap Growth Fund	10/31/2021
		ClearBridge Mid Cap Growth Fund	10/31/2021
		ClearBridge Large Cap Growth Fund	11/30/2021
		ClearBridge Large Cap Value Fund	10/31/2021
		ClearBridge Dividend Strategy Fund	12/31/2021
		ClearBridge Select Fund	10/31/2021
		ClearBridge International Small Cap Fund	9/30/2021
		ClearBridge Tactical Dividend Income Fund	10/31/2021
		ClearBridge International Value Fund	10/31/2021
		ClearBridge Sustainability Leaders Fund	10/31/2021
		ClearBridge Aggressive Growth Fund	8/31/2021
		ClearBridge Small Cap Value Fund	9/30/2021
		Franklin S&P 500 Index Fund	9/30/2021
		Franklin Multi-Asset Growth Fund	1/31/2021
		Franklin Global Dividend Fund	9/30/2021
		Franklin Global Equity Fund	10/31/2021
		Franklin Multi-Asset Conservative Growth Fund	1/31/2021
		Franklin Multi-Asset Moderate Growth Fund	1/31/2021
		Franklin Multi-Asset Defensive Growth Fund	1/31/2021
		Franklin U.S. Large Cap Equity Fund	11/30/2021

Western Asset Intermediate Muni Fund Inc.	811-06506	Western Asset Intermediate Muni Fund Inc.	11/30/2021

Western Asset Managed Municipals Fund Inc.	811-06629	Western Asset Managed Municipals Fund Inc.	5/31/2021

Legg Mason Partners Institutional Trust	811-06740	Western Asset Institutional Liquid Reserves	8/31/2021
		Western Asset Select Tax Free Reserves	8/31/2021
		Western Asset SMASh Series C Fund	2/28/2021
		Western Asset Institutional U.S. Treasury Reserves	8/31/2021
		Western Asset SMASh Series M Fund	2/28/2021
		Western Asset Institutional Government Reserves	8/31/2021
		Western Asset Institutional U.S. Treasury Obligations Money Market Fund	8/31/2021
		Western Asset SMASh Series Core Plus Completion Fund	2/28/2021

Registrant	1940 Act File No.	Fund	Fiscal Year

Western Asset Municipal Partners Fund Inc.	811-07362	Western Asset Municipal Partners Fund Inc.	11/30/2021

Western Asset High Income Opportunity Fund Inc.	811-07920	Western Asset High Income Opportunity Fund Inc.	9/30/2021

Master Portfolio Trust	811-10407	Government Portfolio	8/31/2021
		Liquid Reserves Portfolio	8/31/2021
		U.S. Treasury Reserves Portfolio	8/31/2021
		U.S. Treasury Obligations Portfolio	8/31/2021

Western Asset Premier Bond Fund	811-10603	Western Asset Premier Bond Fund	12/31/2021

Legg Mason Partners Variable Equity Trust	811-21128	ClearBridge Variable Small Cap Growth Portfolio	12/31/2021
		ClearBridge Variable Appreciation Portfolio	12/31/2021
		ClearBridge Variable Large Cap Value Portfolio	12/31/2021
		ClearBridge Variable Mid Cap Portfolio	12/31/2021
		ClearBridge Variable Dividend Strategy Portfolio	12/31/2021
		ClearBridge Variable Large Cap Growth Portfolio	12/31/2021
		ClearBridge Variable Aggressive Growth Portfolio	12/31/2021
		Franklin Multi-Asset Dynamic Multi-Strategy VIT Portfolio	12/31/2021
		Franklin Multi-Asset Variable Growth	12/31/2021
		Franklin Multi-Asset Variable Conservative Growth	12/31/2021
		Franklin Multi-Asset Variable Moderate Growth	12/31/2021

Western Asset Global High Income Fund Inc.	811-21337	Western Asset Global High Income Fund Inc.	5/31/2021

Western Asset Emerging Markets Debt Fund Inc.	811-21343	Western Asset Emerging Markets Debt Fund Inc.	12/31/2021

Western Asset Inflation-Linked Income Fund	811-21403	Western Asset Inflation-Linked Income Fund	11/30/2021

Registrant	1940 Act File No.	Fund	Fiscal Year

LMP Capital & Income Fund Inc.	811-21467	LMP Capital & Income Fund Inc.	11/30/2021

Western Asset Inflation-Linked Opportunities & Income Fund	811-21477	Western Asset Inflation-Linked Opportunities & Income Fund	11/30/2021

Western Asset Investment Grade Defined Opportunity Trust Inc.	811-22294	Western Asset Investment Grade Defined Opportunity Trust Inc.	11/30/2021

Western Asset Global Corporate Defined Opportunity Fund Inc.	811-22334	Western Asset Global Corporate Defined Opportunity Fund Inc.	10/31/2021

Legg Mason Global Asset Management Trust	811-22338	ClearBridge Value Trust	10/31/2021
		ClearBridge International Growth Fund	10/31/2021
		ClearBridge Global Infrastructure Income Fund	9/30/2021
		ClearBridge Small Cap Fund	10/31/2021
		BrandywineGLOBAL - Dynamic US Large Cap Value Fund	9/30/2021
		BrandywineGLOBAL - Alternative Credit Fund	10/31/2021
		BrandywineGLOBAL - Global High Yield Fund	9/30/2021
		BrandywineGLOBAL - Global Opportunities Bond Fund	12/31/2021
		BrandywineGLOBAL - Diversified US Large Cap Value Fund	9/30/2021
		BrandywineGLOBAL - Flexible Bond Fund	12/31/2021
		BrandywineGLOBAL - Global Unconstrained Bond Fund	10/31/2021
		Martin Currie International Unconstrained Equity Fund	5/31/2021
		Martin Currie Emerging Markets Fund	9/30/2021
		Franklin Strategic Real Return Fund	9/30/2021
		Franklin International Equity Fund	9/30/2021
		Franklin U.S. Small Capitalization Equity Fund	12/31/2021
		Franklin Global Market Neutral Fund	9/30/2021

Western Asset Mortgage Opportunity Fund Inc.	811-22369	Western Asset Mortgage Opportunity Fund Inc.	12/31/2021

Registrant	1940 Act File No.	Fund	Fiscal Year
ClearBridge MLP & Midstream Fund Inc.	811-22405	ClearBridge MLP & Midstream Fund Inc.	11/30/2021

Western Asset High Yield Defined Opportunity Fund Inc.	811-22444	Western Asset High Yield Defined Opportunity Fund Inc.	5/31/2021

BrandywineGLOBAL-Global Income Opportunities Fund Inc	811-22491	BrandywineGLOBAL-Global Income Opportunities Fund Inc	10/31/2021

ClearBridge Energy Midstream Opportunity Fund Inc.	811-22546	ClearBridge Energy Midstream Opportunity Fund Inc.	11/30/2021

Western Asset Middle Market Income Fund Inc.	811-22582	Western Asset Middle Market Income Fund Inc.	4/30/2021

ClearBridge MLP & Midstream Total Return Fund Inc.	811-22693	ClearBridge MLP & Midstream Total Return Fund Inc.	11/30/2021

Legg Mason ETF Investment Trust	811-23096	Legg Mason International Low Volatility High Dividend ETF	10/31/2021